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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Government Perspectives, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Lafayette Circle; Suite 202
(No. and Street)

Lafayette, CA 94549
(City) (State) (Zip Code)

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Williams (925) 283-2456
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price, Scott B.
(Name – *if individual, state last, first, middle name*)

417 Montgomery Street, Suite 910 San Francisco, CA 94104
(Address) (City) (State) (Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH, D.C.
156
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard A. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Government Perspectives, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title


SYDNEY DAVIS
COMM. #1539554
Notary Public-California
CONTRA COSTA COUNTY
My Comm. Exp. Dec 30, 2008

Sydney Davis 2-27-07
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

CONTENTS

SUPPLEMENTARY INFORMATION


SBP
&CO

Certified Public Accountants

SCOTT B. PRICE & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Member
Government Perspectives, LLC
(A Limited Liability Company)

We have audited the accompanying statement of financial condition of Government Perspectives, LLC (A Limited Liability Company) as of December 31, 2006 and the related statements of income, member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Government Perspectives, LLC (A Limited Liability Company) as of December 31, 2006 and the results of its operations and its cash flows for the year then ended, in conformity with U. S. generally accepted accounting principles.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 10-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Scott B. Price
Certified Public Accountant
San Francisco, California

February 22, 2007

417 Montgomery Street
Suite 910
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

www.scottbpricecpa.com

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Current assets	
Cash and cash equivalents	$ 171,970
Restricted cash	500,000
Commissions receivable	103,714
Prepaid expenses	17,178
Total current assets	792,862
Fixed assets	
Furniture, fixtures and equipment	98,402
Leasehold improvements	43,542
	141,944
Less: accumulated depreciation and amortization	(141,944)
Fixed assets, net	-
Other assets	
Security deposit	3,733
Total other assets	3,733
Total assets	$ 796,595

LIABILITIES AND MEMBER'S EQUITY

Current liabilities	
Accounts payable	$ 120,925
Total liabilities	120,925
Member's equity	675,670
Total liabilities and member's equity	$ 796,595

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

Revenue	
Commission revenue, net of clearance fees	$ 1,502,793
Treasury bill gains	28,546
Total revenue	1,531,339
Operating expenses	
Commissions	1,138,436
Salaries	91,352
Information services	70,381
Rent	38,014
Professional fees	37,230
Dues and subscriptions	33,568
Pension contributions	18,270
Taxes and licenses	7,555
Payroll taxes	6,057
Telephone	5,473
Regulatory fees	5,398
Travel	3,470
Office supplies and postage	3,438
Storage	2,232
Insurance and bonds	2,022
Miscellaneous	1,895
Meals and entertainment	1,847
Maintenance and repair	1,469
Promotional expenses	241
Donations	100
Total operating expenses	1,468,448
Net income	$ 62,891

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

Beginning balance	$	663,365
Net income		62,891
Distributions		(50,586)
Ending balance	$	675,670

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 62,891
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
(Increase)/decrease in assets:	
Commissions and other receivable	(986)
Prepaid expenses	(1,962)
Increase/(decrease) in liabilities:	
Accounts payable	(14,231)
Net cash provided by operating activities	45,712
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to members	(50,586)
Net cash used for financing activities	(50,586)
Net decrease in cash and cash equivalents	(4,874)
Cash and cash equivalents at beginning of year	176,844
Cash and cash equivalents at end of year	$ 171,970

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for taxes	$ 6,800

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

1 - THE COMPANY

The Company was formed on July 20, 1995 as a California limited liability. The Company's primary activity is to conduct business as a general securities broker-dealer under a fully disclosed agreement with Fortis Investment Services, LLC. Under the Fortis clearing agreement, Fortis acts as principal in all transactions arranged by the Company. The Company solicits purchase and sales orders from Fortis authorized customers and earns revenue from the execution of the orders. These services are offered on an international basis.

On November 17, 1995 the Company became registered as a general securities broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934. On November 28, 1995 the Company was granted a broker-dealer certificate by the California Department of Corporations. On November 17, 1995, the Company became a member of the National Association of Securities Dealers, Inc. as a general securities broker-dealer.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any company obligations.

The Company maintains its cash in bank deposit accounts, which at times may exceed insured limits. The company has not experienced any losses in such accounts.

Furniture, Equipment and Improvements

Furniture, equipment and improvements are valued at cost. Depreciation is calculated on a straight-line basis using an estimated useful life of five to seven years.

Accounts Receivable

No allowance has been provided for uncollectible accounts. Management has evaluated the accounts and believes all are collectible.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions

Commissions and related clearing expense are recorded on a trade-date basis as securities transactions occur.

Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) are accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Income Taxes

The Company is a limited liability company which has elected to be taxed as a partnership. Members are taxed individually on their share of the Company's earnings. Therefore, no provision or liability for income taxes has been provided for in these financial statements.

Investments

The Company's short-term investments are recorded at fair value with unrealized holding gains and losses included in net earnings.

3 - RESTRICTED CASH

Pursuant to the Fortis clearing agreement, the Company is required to have a collateral account having a market value of $500,000.

4 - RETIREMENT PLAN

The Company contributes 20% of eligible employees' compensation to a SEP IRA plan up to a maximum of $44,000. The 2006 contribution totaled $18,270 which was payable at December 31, 2006.

5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $653,317, which was $553,317 in excess of its required net capital of $100,000. The Company's net capital ratio was 5.4 to1.

6 - LEASE COMMITMENTS

The Company relocated in 2000 and entered into a five year lease commencing on November 1, 2000. The lease was renewed for a one-year term expiring on October 31, 2006. On Nov. 1, 2006 the company continued to lease the space on a month-to-month basis. Rent expense for 2006 was $38,014.

7 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, 2006 include funds in a checking account and a U.S. Treasury bill carried at $624,542, including interest earned to date. This debt security has an original maturity date of January 4, 2007, and was purchased on October 4, 2006. It is classified as held to maturity. For purposes of the statement of cash flows, the Organization considers all highly liquid investments with maturities of three months or less to be cash equivalents. $500,000 of the U. S. Treasury bill is collateralized as restricted cash (see note 3) and is therefore excluded from cash and cash equivalents.

8 - CONCENTRATIONS OF CREDIT RISK

Under the Fortis clearing agreement, Fortis acts as principal in all transactions arranged by the Company. The Company solicits purchase and sales orders from Fortis authorized customers and earns revenue from the execution of the orders. These services are offered on an international basis. As such, the company is susceptible to credit risk on accounts receivable from Fortis. At December 31, 2006, the aggregate carrying value of accounts receivable from Fortis was $103,714. Revenues generated from Fortis were $1,502,793.

SUPPLEMENTARY INFORMATION

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$ 675,670
Less nonallowable assets:	
A/R >30days outstanding	1,442
Prepaid expenses	17,178
Security deposit	3,733
	22,353
Net capital before haircuts on securities positions	653,317
Haircuts on securities	-
Net capital	$ 653,317

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 8,061
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above two amounts)	$ 100,000
Excess net capital	$ 553,317
Excess net capital at 1000%	$ 641,225

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition	$ 120,925
Percentage of aggregate indebtedness to net capital	18.51%

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2006

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2006

Not applicable

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2006

Per original filing	$	645,162
Audit adjustments		
To reverse accrual of clearing fees		7,155
To reverse accrual of professional fees		1,000
Per this filing	$	653,317

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
SIPC SUPPLEMENTAL REPORT
DECEMBER 31, 2006

An exemption from filing the SIPC Supplemental Report is claimed as SIPC has suspended assessments based on operating revenues

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)

REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2006



Certified Public Accountants

SCOTT B. PRICE & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Member
Government Perspectives, LLC
(A Limited Liability Company)

In planning and performing our audit of the financial statements and supplemental schedules of Government Perspectives, LLC (A Limited Liability Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including considerations of control activities for safeguarding securities. This study tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

417 Montgomery Street
Suite 910
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

www.scottbpricecpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, National Association of Securities Dealers, Inc., the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Scott B. Price
Certified Public Accountant
San Francisco, California

February 22, 2007

END